UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Astea International Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04622E208

(CUSIP Number)

April 15, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04622E208

1.	Names of Reporting Persons KVO Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 392,838

	6.	Shared Voting Power 0 (see Item 4)

	7.	Sole Dispositive Power 392,838

	8.	Shared Dispositive Power 0 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 392,838 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.05%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 04622E208

1.	Names of Reporting Persons Kernan V. Oberting

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 392,838 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 392,838 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 392,838 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.05%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 04622E208

1.	Names of Reporting Persons Robert B. Ashton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 37,016 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 37,016 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,016 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 1.04%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Astea International Inc.
	(b)	Address of Issuer’s Principal Executive Offices 240 Gibraltar Road Horsham, PA 19044

Item 2.
	(a)	Name of Person Filing KVO Capital Management, LLC
	(b)	Address of Principal Business Office or, if none, Residence 44 S. Main Street, Box 17 Hanover, NH 03755
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 04622E208

	(a)	Name of Person Filing Kernan V. Oberting
	(b)	Address of Principal Business Office or, if none, Residence c/o KVO Capital Management, LLC 44 S. Main Street, Box 17 Hanover, NH 03755
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 04622E208

	(a)	Name of Person Filing Robert B. Ashton
	(b)	Address of Principal Business Office or, if none, Residence c/o KVO Capital Management, LLC 44 S. Main Street, Box 17 Hanover, NH 03755
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 04622E208

This statement is filed by KVO Capital Management, LLC (“KVO”), Kernan V. Oberting (“Mr. Oberting”) and Robert B. Ashton (“Mr. Ashton”).  KVO, Mr. Oberting and Mr. Ashton have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐ Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
KVO
	(a)	Amount beneficially owned: 392,838 (1)
	(b)	Percent of class: 11.05%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 392,838 (1)
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 392,838 (1)
		(iv)	Shared power to dispose or to direct the disposition of 0

(1)           Includes 37,016 shares held in a private account on behalf of Mr. Ashton, a portfolio manager of KVO, over which KVO has both voting and dispositive power pursuant to contract.  KVO’s voting and dispositive power over these shares is revocable only if Mr. Ashton terminates his employment with KVO, at which time the right to vote and dispose of those shares will revert to him.  Also includes 355,822 shares held in other private accounts over which KVO has both voting and dispositive power pursuant to contract.  KVO’s voting and dispositive power over shares held in these accounts is revocable on or after December 31, 2010.

Kernan V. Oberting
	(a)	Amount beneficially owned: 392,838 (2)
	(b)	Percent of class: 11.05%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 392,838 (2)
		(iii)	Sole power to dispose or to direct the disposition of 0

		(iv)	Shared power to dispose or to direct the disposition of 392,838 (2)

(2)           Mr. Oberting is the Managing Member of KVO.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), Mr. Oberting may be deemed to beneficially own all of the shares that KVO is deemed to beneficially own.  Mr. Oberting disclaims beneficial ownership of any of the securities covered by this Schedule 13G.

Robert B. Ashton
	(a)	Amount beneficially owned: 37,016 (3) (4)
	(b)	Percent of class: 1.04%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 37,016 (3) (4)
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 37,016 (3) (4)

(3)           Consists of 37,016 shares held in a private account on behalf of Mr. Ashton over which KVO has both voting and dispositive power pursuant to contract.  KVO’s voting and dispositive power over these shares is revocable only if Mr. Ashton terminates his employment with KVO, at which time the right to vote and dispose of those shares will revert to him.  By reason of the provisions of Rule 13d-3 of the Exchange Act, Mr. Ashton may be deemed to beneficially own these shares.

(4)           Does not include 355,822 shares held in additional private accounts over which KVO has both voting and dispositive power pursuant to contract.  Though Mr. Ashton does not have actual control over the voting, acquisition or disposition of these shares, by virtue of his role a portfolio manager for KVO, he may be deemed to have effective control with respect thereto, and may be deemed to beneficially own them by reason of the provisions of Rule 13d-3 of the Exchange Act.  Mr. Ashton disclaims beneficial ownership of these shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KVO CAPITAL MANAGEMENT, LLC

April 17, 2009
Date
/s/ Kernan V. Oberting
Signature
Kernan V. Oberting Managing Member
Name/Title

April 17, 2009
Date
/s/ Kernan V. Oberting
Signature
Kernan V. Oberting
Name/Title

April 17, 2009
Date
/s/ Robert B. Ashton
Signature
Robert B. Ashton
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).